Exhibit 7

                                    [LOGO]

                                                               December 14, 1994

Dear Shareholder:

     I am writing to update you on recent developments. The Special Meeting of Santa Fe's shareholders to consider the merger with Burlington Northern has been postponed to January 27, 1995, with the place and time to be announced. In addition, the record date for the Special Meeting has been changed from October 19, 1994 to December 27, 1994. The postponement will allow Santa Fe's Board of Directors and shareholders more time to consider the alternatives in connection with the proposals to acquire or merge with Santa Fe.

     Santa Fe previously announced that it would meet with Union Pacific in an effort to clarify and improve Union Pacific's Offer. Representatives of Union Pacific and its counsel, advisors and consultants have been given access to various financial, legal and other information relating to Santa Fe. Certain representatives and advisors of Union Pacific were also invited to Santa Fe's offices where representatives of Santa Fe and representatives of Union Pacific exchanged certain additional financial information. Santa Fe and Union Pacific have been engaged in ongoing discussions regarding the possible terms of a merger agreement between Santa Fe and Union Pacific. Those discussions are ongoing and have not yet reached a resolution.

     In addition, we have commenced discussions with Burlington Northern concerning possible revisions to the proposed transaction between Santa Fe and Burlington Northern, including a possible change to the exchange ratio in the merger, possible tender offers for Santa Fe's stock by the Company and Burlington Northern contingent upon stockholder approval of the merger, and possible stock repurchases by the Company during the period preceding consummation of the merger. Those discussions are in the preliminary stages and there can be no assurance that any revisions will be made.

     Attached is the most recent amendment to Santa Fe's Schedule 14D-9, which formally responds to the Union Pacific tender offer. Please review it carefully.

     THE BOARD URGES YOU NOT TO TENDER YOUR SHARES INTO UNION PACIFIC'S TENDER OFFER AT THIS TIME. It would be a mistake for Santa Fe and its shareholders to give up the benefit of the Burlington Northern Merger Agreement unless and until a better arrangement is clearly available. We are continuing to evaluate the alternatives for you and Santa Fe and will keep you advised regarding any further developments.

                                  ON BEHALF OF THE BOARD OF DIRECTORS

                                  Sincerely,





                                  ROBERT D. KREBS
                                  Chairman, President and
                                  Chief Executive Officer